(The following is an unofficial English translation of the Report for the 71st Fiscal Year of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

Report for the 71st Fiscal Year
(From April 1, 2012 to March 31, 2013)

Advantest Corporation

Contents

Message to Shareholders  3

(Attachments to the Convocation Notice of the 71st Ordinary General Meeting of Shareholders)
Business Report  4
Consolidated Balance Sheets  18
Consolidated Statements of Operations  19
Consolidated Statements of Comprehensive Income (Loss)  19
Consolidated Statements of Stockholders’ Equity  20
Notes to Consolidated Financial Statements  21
Balance Sheets (Non-Consolidated)  25
Statements of Operations (Non-Consolidated)  26
Statements of Changes in Net Assets  27
Notes to Non-Consolidated Financial Statements  29
Copy of Report of Independent Auditors (Consolidated)  32
Copy of Report of Independent Auditors  34
Copy of Board of Corporate Auditors’ Audit Report   36

(Reference)  Memorandum to Shareholders  38

Message to Shareholders

To Our Shareholders

We are pleased to send you our Report for the 71st Fiscal Year (from April 1, 2012 to March 31, 2013).

In the early part of the fiscal year, the semiconductor test equipment markets performed well in connection with semiconductors used in mobile devices such as smartphones and tablet computers. From 2012 summer onward, however, PC demand dropped markedly. In addition, from the end of 2012, production level of some mobile devices were adjusted. Consequently, overall, as of the end of the fiscal year, the business environment worsened.

In this environment, Advantest actively marketed semiconductor testing equipment for mobile communications-related semiconductor applications - the largest segment for testing equipment and as a result, the company successfully gained market share. However, the semiconductor market slowdown and resultant capital expenditure restrictions made by semiconductor manufacturers led to decrease in net sales, leading to profitability that was below expectations.

As a result of the above, orders received was ¥125.7 billion (a 0.4% decrease in comparison to FY2011) and net sales were ¥132.9 billion (a 5.8% decrease in comparison to FY2011). Operating income was ¥0.1 billion (a 90.5% decrease in comparison to FY2011), loss before income taxes and equity in earnings of affiliated company was ¥ 1.3 billion, and net loss was ¥ 3.8 billion.

Advantest expects its business environment to remain severe in the beginning of FY2013 due to continued weakness in the PC market. However, from mid calendar year 2013, the company foresees a rekindling of production expansion for semiconductors used in mobile devices, resulting in increased appetite for capital investment by semiconductor manufacturers.

Amid strong demand from consumers and fierce competition for new features among mobile device makers, the market is demanding ever smaller, more power-efficient, higher functionality and lower cost semiconductors for mobile devices. As such, semiconductor manufacturers are increasingly demanding highly functional and highly productive test solutions.

In this environment, Advantest will strive to foster demand and grow sales using its strength as the only company globally that offers semiconductor test systems together with test system peripherals and support services to improve customer productivity. Also, to improve profitability, Advantest will quicken the pace of work process consolidation with Verigy, which Advantest acquired in 2011 and fully integrated in April 2012. Furthermore, as Advantest improves efficiency and its financial position, Advantest will actively invest in new business fields and priority areas, aiming for sustainable growth going forward.

With respect to the year-end dividend distribution to the shareholders, we resolved at the meeting of the Board of Directors held on May 30, 2013 to distribute a year-end dividend of ¥10 per share, with a payment date of June 4, 2013.  Since Advantest has paid an interim dividend of ¥10, the total dividend per share for the fiscal year will be ¥20 per share (a ¥5 increase in comparison to FY2011).

We hope that we may rely on you for your continued support and guidance in the future.

June 2013
Haruo Matsuno

Representative Director,

President and CEO

(Attachments to the Convocation Notice of the 71st Ordinary General Meeting of Shareholders)

Business Report
(April 1, 2012 through March 31, 2013)

1.	Current Conditions of the Advantest Group

(1)	Business conditions during the fiscal year

(i)	Operations and Results of Business

Overall

The global economy did see signs of recovery in FY2012, but effects from the Euro-zone debt crisis brought about further sense of stagnation. In the United States, improvement in the housing market and in the labor market led to steady economic recovery. In Europe, however, economic stagnation continued amid the deepening sovereign debt crisis. In emerging markets, growth slowed in step with the weakness in developed markets.
In the semiconductor and related markets, in the early part of the fiscal year capital expenditure continued strongly to increase production capacity for semiconductors used in mobile devices such as smartphones and tablet computers. The markets thus performed well. From 2012 summer onward, however, PC demand dropped markedly. This caused the semiconductor market to slow, and semiconductor manufacturers began restricting investments in manufacturing equipment. In addition, from the end of 2012, production levels of some mobile devices were adjusted. Consequently, overall, as of the end of the fiscal year, the business environment worsened.
In this environment, Advantest actively marketed semiconductor testing equipment for mobile communications-related semiconductor applications - the largest segment for testing equipment and as a result, the company successfully gained market share. However, the semiconductor market slowdown and resultant capital expenditure restrictions made by semiconductor manufacturers led to decrease in net sales. The product mix in sales also worsened more than expected, leading to profitability that was below expectations.
As a result of the above, orders received was ¥125.7 billion (a 0.4% decrease in comparison to FY2011) and net sales were ¥132.9 billion (a 5.8% decrease in comparison to FY2011). Operating income was ¥0.1 billion (a 90.5% decrease in comparison to FY2011), loss before income taxes and equity in earnings of affiliated company was ¥1.3 billion, and net loss was ¥3.8 billion. The percentage of net sales to overseas customers was 89.4%, compared to 88.6% in FY2011.

Business conditions by Business Segment

Semiconductor and Component Test System Segment

In the Semiconductor and Component Test System segment, the sales of non-memory test systems performed strongly, driven by increasing testing demand for semiconductors used in mobile device applications. Demand for LCD driver IC testing systems grew due to higher resolution LCD screens being used in mobile devices. Also, test system demand increased for applications processors, baseband processors and other core mobile device ICs. Meanwhile, as PC demand fell, demand for memory test systems and MPU test systems dropped.
As a result of the above, orders received was ¥92.8 billion (a 4.4% decrease in comparison to FY2011), net sales were ¥101.1 billion (a 4.3% decrease in comparison to FY2011), and operating income was ¥11.0 billion (a 11.3% increase in comparison to FY2011).

Mechatronics System Segment

In the Mechatronics System segment, due to the drop in memory test system demand, device interface and test handler product demand, which is highly correlated to memory test systems, also fell.
As a result of the above, orders received was ¥13.0 billion (a 21.7% decrease in comparison to FY2011), net sales were ¥13.7 billion (a 33.8% decrease in comparison to FY2011), and operating loss was ¥4.6 billion.

Services, Support and Others Segment

In the Services, Support and Others segment, as the number of installed Advantest test systems continued to increase, demand for support services also showed stable growth. Operating margin fell, however, as a result of the increase in R&D investments in certain new business fields that are included in this segment.
As a result of the above, orders received was ¥20.7 billion (a 16.2% increase in comparison to FY2011), net sales were ¥20.1 billion (a 6.8% increase in comparison to FY2011), and operating income was ¥0.8 billion (a 52.0% decrease in comparison to FY2011).

Sales Breakdown by Business Segment (consolidated)

Fiscal Year	FY2011 (the 70th)		FY2012 (the 71st)		Change from the previous period
Segment	Amount (in million yen)	Percentage (%)	Amount (in million yen)	Percentage (%)	Amount (in million yen)	Percentage increase (decrease) (%)
Semiconductor and Component Test System	105,608	74.9	101,119	76.1	(4,489)	(4.3)
Mechatronics System	20,616	14.6	13,653	10.3	(6,963)	(33.8)
Services, Support and Others	18,807	13.3	20,077	15.1	1,270	6.8
Intercompany transaction elimination	(3,983)	(2.8)	(1,946)	(1.5)	2,037	-
Total	141,048	100.0	132,903	100.0	(8,145)	(5.8)
Overseas	124,953	88.6	118,858	89.4	(6,095)	(4.9)

(ii)	Capital Expenditures

The Advantest Group invested a total of ¥12.6 billion in capital expenditures in FY2012.  Most of the investments were used to build a new factory in Korea, develop new products and for lease assets for customers.

(iii)	Financing

On May 25, 2012, Advantest issued the Third Advantest Corporation Unsecured Straight Corporate Bond with a total issue amount of ¥10.0 billion and the Fourth Advantest Unsecured Straight Corporate Bond with a total issue amount of ¥15.0 billion.

(2)	Conditions of Assets, Profit and Loss

Conditions of Assets, Profit and Loss of the Advantest Group (consolidated)

	FY2009 (the 68th)	FY2010 (the 69th)	FY2011 (the 70th)	FY2012 (the 71st)
Net sales (in: million yen)	53,225	99,634	141,048	132,903
Net income (in: million yen)	(11,454)	3,163	(2,195)	(3,821)
Basic net income per share (in: yen)	(64.09)	18.03	(12.67)	(22.03)
Net assets (in: million yen)	150,242	138,132	131,552	141,241
Total assets (in: million yen)	188,663	180,312	219,226	225,515

(Notes)	1.	The Company prepared its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in the United States.

2.
The calculation of “Basic net income per share” was based on the average number of shares issued during the relevant fiscal year reduced by the average number of treasury shares held during the fiscal year.

(3)	Significant Subsidiaries

Name of Subsidiary	Common Stock	Percentage of Voting Rights (Note)	Principal Activities
Advantest Laboratories Ltd.	¥50 million	100%	Research and development of measuring and testing technologies
Japan Engineering Co., Ltd.	¥305 million	100%	Development, manufacturing and sales of the Company’s products
Advantest Finance Inc.	¥1,000 million	100%	Leasing of the Company’s products and sales of used products
Advantest America, Inc.	4,059 thousand USD	100%	Development and sales of the Company’s products
Advantest Europe GmbH	10,793 thousand Euros	100%	Development and sales of the Company’s products
Advantest Taiwan Inc.	760,000 thousand New Taiwan Dollars	100%	Sales of the Company’s products
Advantest (Singapore) Pte. Ltd.	15,300 thousand Singapore Dollars	100%	Sales of the Company’s products
Advantest Korea Co., Ltd.	9,516 million Won	100%	Support for sales of the Company’s products
Advantest (China) Co., Ltd.	8,000 thousand USD	100%	Support for sales of the Company’s products

Verigy Ltd. was merged into Advantest (Singapore) Pte. Ltd., a wholly owned subsidiary of the Company, as of April 1, 2012.

(Note) Percentage of voting rights includes indirectly held shares.

(4)	Issues to be Addressed

While pursuing the most advanced technology, quality and production efficiency in the industry, Advantest will strive to further build a management system and financial position that can withstand market changes. Through these efforts and based upon the company’s core competence of measurement and testing, Advantest will strive to increase corporate value. Specifically, Advantest will attempt to further gain market share by introducing superior products in a timely fashion. The Company will also endeavor to strengthen its customer support system, bolster its R&D system, further improve productivity, and pioneer and grow new business areas for future sustainable growth.

As a springboard for the innovation that will be crucial to achieving these goals, Advantest has placed completing “Advantest Culture Transformation,” the initiative to integrate the corporate cultures of Advantest and Verigy, which Advantest fully integrated in April 2012, as a top priority for management. To implement this initiative, Advantest launched the ACT2014 program in FY2012, which uses the first letters of Advantest Culture Transformation (i.e. A, C, T) to symbolize the transformation. The ACT2014 program sets mid-term targets of Revenue of ¥250 billion, Operating Margin of 20% or Higher, and Combined Market Share in Semiconductor Test Systems and Test Handlers of Over 50%. In FY2013, the 2nd year of the program, all employees are working actively and in unison to reach the ACT2014 targets by FY2014.

In the semiconductor test system business and related businesses, Advantest will strive to develop innovative leading-edge products that combine the technological strengths of Advantest and Verigy. The company will also endeavor to offer services with further added value and introduce new testing business models that take advantage of cloud computing. Furthermore, Advantest will attempt to adopt manufacturing processes with increased flexibility, strengthen global marketing activities, and further implement a global operating structure. Through these efforts, Advantest will endeavor to precisely meet the needs of semiconductor manufacturers and expand the customer base and market share. By doing so, the company hopes to strengthen the foundation of profitability in the volatile semiconductor test system business and related businesses.

Also, for sustainable growth going forward, in addition to the semiconductor test system business, Advantest plans to actively pursue new business fields. The company will work to bring breakthrough products to market based on its leading-edge measurement technology built over many years, and strive to grow new businesses as quickly as possible. Examples of our leading measurement technology include the areas of scanning electron microscopes, electron-beam lithography equipment, RF measurement equipment, MEMS relays, analysis systems using terahertz technology, and photoacoustic imaging systems for healthcare applications. Under the company’s new business venture cultivation framework, dubbed “ADVenture,” Advantest will further invigorate efforts in establishing new business areas.

(5)	Primary Areas of Business

The Advantest Group manufactures and markets semiconductor and component test systems and products related to mechatronics systems (test handlers, device interface, etc.).  In addition to manufacturing, the Advantest Group also carries out research and development activities and provides maintenance services and related services in the business category of “Services, Support and Others.”

(6)	Significant Sales Offices and Factories

(i)	Japan

Category	Name of Office	Location
Head Office, Sales Offices and Service Offices	Head Office	Chiyoda-ku, Tokyo
	Western Tokyo Office	Hachioji-shi, Tokyo
	Western Japan Office	Suita-shi, Osaka
R&D Centers, Laboratories	Gunma R&D Center	Meiwa-machi, Ora-gun, Gunma
	Saitama R&D Center	Kazo-shi, Saitama
	Kitakyushu R&D Center	Kitakyushu-shi, Fukuoka
	Advantest Laboratories	Sendai-shi, Miyagi
Factories	Gunma Factory	Ora-machi, Ora-gun, Gunma
	Gunma Factory 2	Ora-machi, Ora-gun, Gunma
	Sendai Factory	Sendai-shi, Miyagi

(ii)	Overseas

Category	Name of Office	Location
Sales Offices, R&D Centers, Laboratories and Service Offices	Advantest America, Inc.	U.S.A.
	Advantest Europe GmbH	Germany
	Advantest Taiwan Inc.	Taiwan
	Advantest (Singapore) Pte. Ltd.	Singapore
	Advantest Korea Co., Ltd.	Korea
	Advantest (China) Co., Ltd.	China

(7)	Employees

Employees of the Advantest Group (as of March 31, 2013)

Number of Employees	Change from end of previous fiscal year
4,575 (330)	111 (51) increase
(Note)
The numbers set forth above indicate the numbers of employees excluding part-time and non-regular employees.  The numbers in brackets indicate the annual average number of such part-time and non-regular employees.

(8)	Major Lenders
Not applicable.

(9)	Other significant matters with respect to the current status of the Advantest Group
None.

2.	Company Information

(1)	Equity Stock (as of March 31, 2013)

(i)	Total number of issuable shares	440,000,000 shares

(ii)	Total number of issued shares	199,566,770 shares

(Note) Total number of issued shares includes treasury stock (25,773,688 shares).

(iii)	Number of shareholders	47,653

(iv)	Major Shareholders (Top 10 shareholders)

Name of Shareholder	Number of Shares (in: thousand shares)	Percentage of Ownership (%)
The Master Trust Bank of Japan, Ltd. (trust account)	25,082	14.43
Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.)	20,143	11.59
Japan Trustee Services Bank, Ltd. (trust account)	13,269	7.64
Trust & Custody Services Bank, Ltd. (investment trust account)	3,979	2.29
Societe General Securities (North Pacific) Limited	3,749	2.16
Japan Trustee Services Bank, Ltd. (trust account 4)	3,657	2.10
Mizuho Securities Co., Ltd.	3,639	2.09
SSBT OD05 OMNIBUS ACCOUNT – TREATY CLIENTS	3,259	1.88
BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC)	2,265	1.30
JPMorgan Securities Japan Co., Ltd.	2,153	1.24

(Notes)	1.	Percentage of Ownership is calculated excluding treasury stock (25,773,688 shares).

2.
Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.) holds the 20,143 thousand shares of common stock listed above as the trustee of a retirement benefit plan of Fujitsu Limited, and exercises its voting rights pursuant to instructions given by Fujitsu Limited.

3.
The Company has acknowledged that in respect of the substantial shareholding reports filed pursuant to the “Disclosure of Substantial Shareholding” system, The Sumitomo Mitsui Trust Bank, Limited and its two affiliates jointly held 14,150 thousand shares of the Company as of March 15, 2013 according to the substantial shareholding reports filed on March 22, 2013.  The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its four affiliates jointly held 17,527 thousand shares of the Company as of February 25, 2013 according to the substantial shareholding reports filed on March 4, 2013.  Nomura Securities Co., Ltd. and its four affiliates jointly held 12,429 thousand shares of the Company as of February 15, 2013 according to the substantial shareholding reports filed on February 21, 2013. However, the Company has not included the number of shares for which beneficial owners cannot be identified in the table above.

(Reference)

Financial Institutions and Securities Companies	104 holders, 93,257 thousand shares (46.7%)

Non-Japanese Holders	387 holders, 42,916 thousand shares (21.5%)

Individuals and Others	46,781 holders, 33,154 thousand shares (16.6%)

Other Entities and Treasury Shares	381 holders, 30,239 thousand shares (15.2%)

(2)	Stock Acquisition Rights

(i)	Stock acquisition rights held by directors and corporate auditors (as of March 31, 2013)

	Resolution at the meeting of the Board of Directors held on June 25, 2009	Resolution at the meeting of the Board of Directors held on June 24, 2010	Resolution at the meeting of the Board of Directors held on June 24, 2011	Resolution at the meeting of the Board of Directors held on June 26, 2012
Date of issuance	July 10, 2009	July 12, 2010	July 12, 2011	July 12, 2012
Issuance Price	¥41,700 per unit	¥53,500 per unit	¥49,600 per unit	¥34,700 per unit
Holding status of stock acquisition rights by directors and corporate auditors	1,390 units (9 persons)	1,410 units (9 persons)	2,890 units (11 persons)	2,950 units (12 persons)
Directors (Excluding outside directors)	1,060 units (5 persons)	1,060 units (5 persons)	2,240 units (5 persons)	2,600 units (5 persons)
Outside directors	100 units (2 persons)	100 units (2 persons)	100 units (2 persons)	150 units (3 persons)
Corporate auditors	230 units (2 persons)	250 units (2 persons)	550 units (4 persons)	200 units (4 persons)
Class and aggregate number of shares to be issued or delivered upon exercise	139,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	141,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	289,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	295,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)
Exercise price to be paid upon exercise	¥1,844 per share	¥2,089 per share	¥1,529 per share	¥1,207 per share
Exercise period	April 1, 2010 to March 31, 2014	April 1, 2011 to March 31, 2015	April 1, 2012 to March 31, 2016	April 1, 2013 to March 31, 2017
Terms of exercise	The stock acquisition rights may not be inherited.
Reasons for the Company’s acquisition of the stock acquisition rights
The Company shall automatically acquire the stock acquisition rights, for no consideration, if:

(a)      the general meeting of shareholders resolves to approve (if approval by the shareholders’ meeting is not legally required, then the Board of Directors may approve) (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;
(b)      the rights holder becomes a person who does not hold any position as a director, corporate auditor, executive officer, employee, advisor or non-regular employee of the Company or its subsidiaries before the expiration of the exercise period, unless the Company otherwise deems it appropriate to allow him/her to exercise his/her stock acquisition rights and notifies him/her to that effect;
(c)      the rights holder dies.

Restriction on the transfer of the stock acquisition rights
Acquisition of the stock acquisition rights by transfer shall require approval by the Board of Directors. Provided, however, if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

(ii)	Stock acquisition rights granted to employees of the Company during fiscal year 2012

Resolution at the meeting of the Board of Directors held on June 26, 2012
Date of issuance	July 12, 2012
Issuance price	¥34,700 per unit
Conditions of granting	22,260 units (337 persons)
Employees of the Company	12,620 units (129 persons)
Directors of the Company’s subsidiaries	630 units (12 persons)
Employees of the Company’s subsidiaries	9,010 units (196 persons)
Class and aggregate number of shares to be issued or delivered upon exercise	2,226,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)
Exercise price to be paid upon exercise	¥1,207 per share
Exercise period	April 1, 2013 to March 31, 2017
Terms of exercise	The stock acquisition rights may not be inherited.
Reasons for the Company’s acquisition of the stock acquisition rights
The Company shall automatically acquire the stock acquisition rights, for no consideration, if:
(a)   the general meeting of shareholders resolves to approve (if approval by the shareholders’ meeting is not legally required, then the Board of Directors may approve) (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;
(b)   the rights holder becomes a person who does not hold any position as a director, corporate auditor, executive officer, employee, advisor or non-regular employee of the Company or its subsidiaries before the expiration of the exercise period, unless the Company otherwise deems it appropriate to allow him/her to exercise his/her stock acquisition rights and notifies him/her to that effect;
(c)   the rights holder dies.

Restriction on the transfer of the stock acquisition rights
Acquisition of the stock acquisition rights by transfer shall require approval by the Board of Directors.  Provided, however, if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

(3)	Directors and Corporate Auditors

(i)	Directors and Corporate Auditors (as of March 31, 2013)

Title	Name	Assignment in the Company and significant concurrent positions
Chairman of the Board and Representative Director	Toshio Maruyama
Representative Director	Haruo Matsuno*
Director	Naoyuki Akikusa	Senior Executive Advisor of Fujitsu Limited
Director	Yasushige Hagio	Attorney-at-Law, Senior Partner, Seiwa Patent & Law
Director	Osamu Karatsu
Director	Shinichiro Kuroe*
Director	Sae Bum Myung*
Director	Hiroshi Nakamura*
Standing Corporate Auditor	Yuichi Kurita
Standing Corporate Auditor	Akira Hatakeyama
Corporate Auditor	Megumi Yamamuro	Attorney-at-Law, URYU & ITOGA Professor, Nihon University Law School Outside Corporate Auditor of Fujitsu Limited Outside Corporate Auditor of NIFTY Corporation
Corporate Auditor	Masamichi Ogura	Standing Corporate Auditor of Fujitsu Limited Outside Corporate Auditor of FUJITSU GENERAL LIMITED
(Notes)	1.	Messrs. Naoyuki Akikusa, Yasushige Hagio and Osamu Karatsu are outside directors.

2.	Messrs. Megumi Yamamuro and Masamichi Ogura are outside corporate auditors.

3.	Mr. Masamichi Ogura, corporate auditor, has substantial experience at the Fujitsu Limited and considerable knowledge of financial and accounting matters.

4.
The Company has registered Director Naoyuki Akikusa, Yasushige Hagio, Osamu Karatsu, Corporate Auditor Megumi Yamamuro and Masamichi Ogura as independent directors/auditors with the Tokyo Stock Exchange.

5.	Mr. Megumi Yamamuro retired from his position as Professor, Nihon University Law School on March 31, 2013.

6.	There has been no significant change in assignment in the Company and in significant concurrent positions held by directors and corporate auditors after March 31, 2013.

7.	The Company has in place an Executive Officers System and * indicates a director who also serves as an Executive Officer.

8.	The positions of Executive Officers are currently held as follows:

Title	Name	Assignment in the Company and significant concurrent positions
President and CEO	Haruo Matsuno
Managing Executive Officer	Shinichiro Kuroe	Products and Technology Executive Vice President, Marketing Group
Managing Executive Officer	Sae Bum Myung	Sales and Marketing Executive Vice President, Sales Group
Managing Executive Officer	Hiroshi Nakamura	Corporate Administration Executive Vice President, Corporate Administration Group
Managing Executive Officer	Yoshiaki Yoshida	Executive Vice President, Corporate Planning Group
Managing Executive Officer	Masao Shimizu	System Solution Business Director of Fujitsu Interconnect Technologies Limited
Managing Executive Officer	Hideaki Imada	Executive Vice President, Production Group
Executive Officer	Yasuhiro Kawata	Executive Vice President, Quality Assurance Group
Executive Officer	Takashi Sugiura	Executive Vice President, Field Service Group
Executive Officer	Takashi Sekino	Executive Vice President, Technology Development Group
Executive Officer	Soichi Tsukakoshi	Senior Vice President (Officer), Production Group
Executive Officer	Josef Schraetzenstaller	Managing Director (CEO), Advantest Europe GmbH
Executive Officer	R. Keith Lee	Director, President and CEO, Advantest America Inc.
Executive Officer	Makoto Nakahara	Senior Vice President (Officer), Sales Group
Executive Officer	Toshiyuki Okayasu	Executive Vice President, SoC Test Business Group
Executive Officer	Hans-Juergen Wagner	SoC Test Business Groups Managing Director (R&D,CTO), Advantest Europe GmbH
Executive Officer	Yih-Neng Lee	Managing Director (CEO), Advantest (Singapore) Pte. Ltd.
Executive Officer	CH Wu	CEO, Advantest Taiwan Inc.
Executive Officer	Kazuhiro Yamashita	Executive Vice President, System Solution Group
Executive Officer	Kenji Sato	Senior Vice President (Officer), Sales Group

9.	There have been no changes in assignments or significant concurrent positions held by the Executive Officers after March 31, 2013.

(ii)	The amount of compensation for directors and corporate auditors

Category	Number	Amount of compensation
Directors	9	¥429 million
Corporate Auditors	5	¥73 million
Total	14	¥502 million
(Notes)	1.
The amounts of compensation set forth above include compensation paid in relation to stock option rights and fixed compensation paid to one director and one corporate auditor who retired from their respective positions as of the closing of the 70th ordinary general meeting of shareholders, which was held on June 26, 2012.

2.	The amount of compensation set forth above includes the aggregate amount of compensation for three outside directors and two outside corporate auditors in the amount of ¥43 million.

(iii)	Matters pertaining to outside directors and outside corporate auditors

(a)	Significant concurrent positions held and relationship to the Company

Name	Concurrent position(s)	Relationship to the Company
Yasushige Hagio (Outside Director)	Senior Partner, Seiwa Patent & Law	There is no special relationship between Seiwa Patent & Law and the Company.
Megumi Yamamuro (Outside Corporate Auditor)	Outside corporate auditor, Fujitsu Limited	Fujitsu Limited holds the right to instruct the voting of shares in the Company held by Mizuho Trust & Banking Co., Ltd. (11.59%) (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.). The Company sells products to and purchases parts from Fujitsu Limited.
	Outside corporate auditor, NIFTY Corporation	There is no special relationship between NIFTY Corporation and the Company.
Masamichi Ogura (Outside Corporate Auditor)	Outside corporate auditor, FUJITSU GENERAL LIMITED	There is no special relationship between FUJITSU GENERAL LIMITED and the Company.

(b)	Principal activities

Name	Attendance	Participation at meetings
Naoyuki Akikusa (Outside Director)	Meetings of Board of Directors: 12 out of 13 times	Mr. Akikusa expresses his opinions based mainly on his experience in company management and his knowledge of the industry at meetings of the Board of Directors.
Yasushige Hagio (Outside Director)	Meetings of Board of Directors: 13 out of 13 times	Mr. Hagio expresses his opinions based mainly on his expertise as an attorney-at-law at meetings of the Board of Directors.
Osamu Karatsu (Outside Director)	Meetings of Board of Directors: 10 out of 10 times	Mr. Karatsu expresses his opinions based mainly on his knowledge of the industry at meetings of the Board of Directors.
Megumi Yamamuro (Outside Corporate Auditor)	Meetings of Board of Directors: 12 out of 13 times Meetings of Board of Corporate Auditors: 13 out of 14 times	Mr. Yamamuro expresses his opinions based mainly on his expertise as an attorney-at-law at meetings of the Board of Directors and Board of Corporate Auditors.
Masamichi Ogura (Outside Corporate Auditor)	Meetings of Board of Directors: 13 out of 13 times Meetings of Board of Corporate Auditors: 14 out of 14 times	Mr. Ogura expresses his opinions based mainly on his experience in company management and his knowledge of the industry at meetings of the Board of Directors and Board of Corporate Auditors.

(c)	Overview of liability limitation agreements

The Company entered into an agreement limiting liability as defined in Article 423, Paragraph 1 of the Companies Act, with each outside director and outside corporate auditor.  The upper limit of liability based on each agreement is the minimum liability as provided in the relevant laws and regulations.

(4)	Accounting Auditor

(i)	Name of accounting auditor

Ernst & Young ShinNihon LLC

(ii)	Remuneration

Amount
Remuneration to the accounting auditor for this fiscal year	¥236 million
Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the accounting auditor	¥238 million
(Notes)	1.
Under the agreement between the Company and the accounting auditor, as the Company has not drawn any distinction between the remuneration for the audit services pursuant to the Companies Act and the Financial Instruments and Exchange Act of Japan and the remuneration for the audit services pursuant to the U.S. Securities and Exchange Act, the amount set forth above represents the aggregate amount of these audit services.

2.	The Company’s significant overseas subsidiaries have been audited by the Ernst & Young Group.

(iii)	Policies on dismissal or non-reappointment of the accounting auditor

In case the accounting auditor falls under any of the items of Article 340, Paragraph 1 of the Companies Act, the Board of Corporate Auditors shall dismiss the accounting auditor upon the unanimous consent of the corporate auditors.  In such case, a corporate auditor who is appointed by the Board of Corporate Auditors shall report the dismissal and its reasons at the first general meeting of shareholders convened after such dismissal.

In addition, other than the above, if it is deemed to be difficult for the accounting auditor to conduct appropriate audits due to the occurrence of events that impair its qualification or independence, the Board of Directors shall, upon consent of the Board of Corporate Auditors or based on a request by the Board of Corporate Auditors, propose the dismissal or non-reappointment of the accounting auditor as an agenda item at a general meeting of shareholders.

(5)	System to ensure the appropriateness of business

The Board of Directors resolved a system that ensures the appropriateness of its business as follows:

Basic Policy for the System to Ensure the Appropriateness of Business

Holding “Technology Support on the Leading Edge” as our corporate mission, the Advantest Group established the “The ADVANTEST Way & The Code of Conduct” (“Advantest Code of Conduct”), increased the transparency of its management, and worked to promote the enhancement of corporate value.  To further promote these efforts, the Company will prepare a framework as described in each paragraph below, implement the establishment, development and management of the internal control system, and ensure the sound operations of the Company.

1.	Framework to the effective performance of duties by directors

(i)
The Company promotes management efficiency by separating the management decision making function and supervisory function from the function of the execution of operations.  The Board of Directors shall make management decisions and supervise management.  As for execution of operations, executive officers (including the Representative Director) and employees shall execute operations based on the Board of Directors’ clarification of the function and authority of the body executing operations.

(ii)
The Board of Directors, as the management decision making body, shall make decisions on significant matters with respect to the management policies and management strategies for the Advantest Group, and in its capacity to supervise management, the Board of Directors, including outside directors shall monitor and supervise the status of exercise of duties by executive officers while delegating necessary authorities to ensure the prompt and efficient performance of duties.

(iii)
The Board of Directors shall approve the Advantest Group’s management plans, receive reports on business results based on monthly closing account, financial situation, status of the performance of duties by each department, and review the appropriateness of such plans.

(iv)	The Internal Control Committee shall report the development and management of the internal control system, as deemed necessary, to the Board of Directors.

2.	Framework to ensure the compliance with applicable laws and ordinances as well as the articles of incorporation by directors, executive officers, and employees in performing their duties

(i)
To ensure compliance with laws and ordinances as well as the articles of incorporation, and to ensure that actions are taken faithfully and ethically, the Company shall establish the Advantest Code of Conduct for all directors, executive officers and employees of the Advantest Group, and notify such directors, executive officers and employees of these codes.  Furthermore, the Company shall establish the “Code of Ethics for Executives” for directors and executive officers.

(ii)
As a framework to realize full compliance with laws and ordinances, the Company shall establish the Corporate Ethics Committee that monitors the implementation of the Advantest Code of Conduct.  In addition, to handle reports and consultation regarding questionable matters in light of the Advantest Code of Conduct, the Company shall establish the “Corporate Ethics Helpline”, a system in which a person who reports shall not be treated disadvantageously.

(iii)	The Company shall establish subcommittees such as the Disclosure Committee and the Internal Control Committee in order to fulfill its corporate social responsibilities.

3.	Rules relating to the management of risk of loss and other frameworks

(i)
With respect to potential risks behind management environment, business activities and corporate assets, the Company shall identify and classify risk factors for each important business process, analyze the magnitude of risks, possibility of actual occurrence and frequency of such occurrence, etc., and create written policies and procedures regarding the appropriate response to and avoidance/ reduction of the risks, as part of the internal control activities.

(ii)
With respect to emergency situations such as disasters, the Company shall establish the Risk Management Group, create written emergency action guidelines and prepare by implementing education and training programs on a regular base.

(iii)	The Internal Control Committee shall thoroughly manage risks and report material risks to the Board of Directors.

(iv)
The Company is making efforts to prevent occupational injuries, create a comfortable working environment, and promote the good health of its employees through the establishment of the Safety and Health Committee.

4.	Framework regarding the retention and management of information with respect to the performance of duties by directors

(i)
The Company shall properly retain and manage the following information regarding the exercise of duties by directors, pursuant to the internal rules that stipulate details such as the period of retention, person in charge of retention and method of retention.

o	Minutes of general meetings of shareholders and reference materials
o	Minutes of meetings of the Board of Directors and reference materials
o	Other important documents regarding the exercise of duties by directors

(ii)	The Company shall establish the Information Security Committee that is responsible for protecting personal information and preventing confidential information from leaking.

5.	Framework to ensure the appropriateness of operations of the Company, and the group as a whole, including its subsidiaries

(i)
The Advantest Group shall establish and operate the same quality of internal control system for the Company and its group companies in order to conduct the consolidated group management placing an emphasis on business evaluation based on consolidated accounting.

(ii)
The internal control system of the Advantest Group is supported by each department of the Company that is responsible for each group company, and is established and operated as a unified system based on the policies of the group created by the Internal Control Committee.  Significant matters concerning the status of each group company that is controlled by the Internal Control Committee shall be reported to the Board of Directors.

(iii)	Auditing Group of the Company supervises an internal audit to each group company.

6.	Matters relating to employees that assist the Board of Corporate Auditors in the event that a request to retain such employees is made by the Board of Corporate Auditors

(i)	In the event that the Board of Corporate Auditors requests the placement of employees to assist with its duties, employees shall be placed as necessary.

(ii)	In the event that the Board of Corporate Auditors decides that it is capable of conducting an audit effectively without employees’ assistance, such employees shall not be placed.

7.	Matters relating to the independence of employees from directors in the preceding article

(i)	In placing employees to assist the Board of Corporate Auditors, the prior consent of the Board of Corporate Auditors acknowledging the independence of the employees from directors shall be obtained.

8.	Framework for reporting by directors, executive officers and employees to corporate auditors, and for other reports to the corporate auditors

(i)
The Company shall adopt a system that allows Corporate Auditors to attend important meetings such as the meeting of the Board of Managing Executive Officers and to keep abreast important matters regarding the execution of operations.

(ii)
In the event that a report or consultation is made to the Corporate Ethics Helpline with respect to corporate accounting, internal control or auditing, such report or consultation shall be directly reported to or consulted with corporate auditors.

9.	Other frameworks to ensure the effective implementation of audit by corporate auditors

(i)
The Company shall ensure that corporate auditors share information held by the Auditing Group (an internal audit section of the Company) and that there are opportunities to exchange opinions with the Auditing Group as deemed necessary.

(6)	Policies on the distribution of surplus

Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, the Company deems the consistent distribution of profits to be the most important management priority.  Accordingly, the Company engages in active distribution of profits based on business performance.

With respect to the distribution of the surplus, the Company makes payout decisions after taking into consideration business performance, financial conditions, as well as the need for strategic investment for mid-to-long-term business development.  While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, the Company makes dividend payouts following a target payout ratio of 20% or more.

Retained earnings are devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen the Company’s business position and enhance its corporate value.

In order to maintain capital strategies responsive to changes in the operating environment, the Company plans to decide obtaining more treasury shares by taking into account factors such as trends in stock price, capital efficiency and cash flow.

Consolidated Balance Sheets

(As of March 31, 2013)

(unit: million yen)
	FY2012	FY2011 (reference)		FY2012	FY2011 (reference)
Assets			Liabilities
Current assets	112,789	118,695	Current liabilities	27,900	60,372
Cash and cash equivalents	45,668	58,218	Trade accounts payable	10,380	15,659
Trade receivable, net	26,953	24,119	Short term debt	-	25,000
Inventories	31,849	29,836	Accrued expenses	7,910	12,068
Other current assets	8,319	6,522	Accrued income taxes	1,436	600
Investment securities	5,923	5,929	Accrued warranty expenses	1,889	2,129
Property, plant and	41,368	34,206	Customer prepayments	3,198	2,228
equipment, net			Other current liabilities	3,087	2,688
Intangible assets, net	15,833	15,794	Corporate bonds	25,000	-
Goodwill	41,670	36,496	Accrued pension and severance	26,785	23,444
Other assets	7,932	8,106	costs
			Other liabilities	4,589	3,858
			Total liabilities	84,274	87,674
			Commitments and contingent
			liabilities
			Stockholders’ equity
			Common stock	32,363	32,363
			Capital surplus	42,801	42,280
			Retained earnings	170,626	179,081
			Accumulated other comprehensive income (loss)	(6,929)	(22,574)
			Treasury stock	(97,620)	(99,598)
			Total stockholders’ equity	141,241	131,552
Total assets	225,515	219,226	Total liabilities and stockholders’ equity	225,515	219,226

Consolidated Statements of Operations

(From April 1, 2012 to March 31, 2013)

		(unit: million yen)
	FY2012	FY2011 (reference)
Net sales	132,903	141,048
Cost of sales	63,983	72,300
Gross profit	68,920	68,748
Research and development expenses	33,062	30,303
Selling, general and administrative expenses	35,778	37,608
Operating income	80	837
Other income (expense):
Interest and dividend income	213	323
Interest expense	(132)	(153)
Other, net	(1,454)	(4,449)
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(1,293)	(3,442)
Income taxes (benefit)	2,493	(1,240)
Equity in earnings (loss) of affiliated company	(35)	7
Net income (loss)	(3,821)	(2,195)

Consolidated Statements of Comprehensive Income (Loss)

(From April 1, 2012 to March 31, 2013)

		(unit: million yen)
	FY2012	FY2011 (reference)
Comprehensive income (loss)
Net income (loss)	(3,821)	(2,195)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	17,250	1,422
Net unrealized gains (losses) on investment securities
Net unrealized gains (losses) arising during the period	165	(216)
Less reclassification adjustments for net gains (losses) realized in earnings	9	818
Net unrealized gains (losses)	174	602
Pension related adjustment	(1,779)	(6,328)
Total other comprehensive income (loss)	15,645	(4,304)
Total Comprehensive income (loss)	11,824	(6,499)

Consolidated Statements of Stockholders’ Equity

(From April 1, 2012 to March 31, 2013)

		(unit: million yen)
	FY2012	FY2011 (reference)
Common stock
Balance at beginning of year	32,363	32,363
Changes in the year
Total changes in the year	-	-
Balance at end of year	32,363	32,363
Capital surplus
Balance at beginning of year	42,280	40,628
Changes in the year
Stock option compensation expense	861	1,652
Exercise of stock option	(340)	-
Total changes in the year	521	1,652
Balance at end of year	42,801	42,280
Retained earnings
Balance at beginning of year	179,081	183,009
Changes in the year
Net income (loss)	(3,821)	(2,195)
Cash dividends	(3,468)	(1,733)
Sale of treasury stock	(1,166)	(0)
Total changes in the year	(8,455)	(3,928)
Balance at end of year	170,626	179,081
Accumulated other comprehensive income (loss)
Balance at beginning of year	(22,574)	(18,270)
Changes in the year
Other comprehensive income (loss), net of tax	15,645	(4,304)
Total changes in the year	15,645	(4,304)
Balance at end of year	(6,929)	(22,574)
Treasury stock
Balance at beginning of year	(99,598)	(99,598)
Changes in the year
Purchases of treasury stock	(1)	(1)
Sale of treasury stock	1,979	1
Total changes in the year	1,978	0
Balance at end of year	(97,620)	(99,598)
Total stockholders’ equity
Balance at beginning of year	131,552	138,132
Changes in the year
Net income (loss)	(3,821)	(2,195)
Other comprehensive income (loss), net of tax	15,645	(4,304)
Cash dividends	(3,468)	(1,733)
Stock option compensation expense	861	1,652
Exercise of stock option	(340)	-
Purchases of treasury stock	(1)	(1)
Sale of treasury stock	813	1
Total changes in the year	9,689	(6,580)
Balance at end of year	141,241	131,552

Notes to Consolidated Financial Statements

1.	Notes to significant matters based on which the consolidated financial statements were prepared

(1)	Basis of presentation
The consolidated financial statements including the consolidated balance sheets and the consolidated statements of operations have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), pursuant to paragraph 1 of Article 120-2 of the Company Accounting Regulation  (kaisha keisan kisoku).  Pursuant to the provisions of the article, however, certain disclosures required on the basis of U.S. GAAP are omitted.

(2)	Scope of consolidation
Consolidated subsidiaries
(a)	Number of consolidated subsidiaries 32
(b)	Names of major consolidated subsidiaries are omitted, as they are described in “1. Current Conditions of the Advantest Group, (3) Significant Subsidiaries” of the Business Report.

(3)	Application of the equity method
Number and name of the equity method affiliate: 1; e-Shuttle, Inc.

(4)	Significant accounting policies

(i)	Cash equivalents

Cash equivalents consist of deposits and negotiable certificates of deposit due to mature within 3 months.

(ii)	Inventories

Inventories are stated at the lower of cost or market.  Cost is determined using the average cost method.

(iii)	Securities

Available-for-sale securities are recorded at fair value.  Unrealized gains and losses are accounted for as a separate component of stockholders’ equity.  Cost of other securities sold is determined using the moving average method.
Other securities are accounted for using the acquisition cost method.

(iv)	Depreciation of property, plant, and equipment

The Company uses the straight-line method based on the estimated useful life of the fixed asset to calculate depreciation.

(v)	Goodwill and other intangible assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives using the straight-line method.

(vi)	Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the carrying amount exceeds the future recoverable amount, the Company recognizes the difference between the fair value and the carrying amount as an impairment loss.

(vii)	Allowances
Allowances for doubtful accounts

The Company recognizes allowance for doubtful accounts to ensure that trade accounts receivable are not overstated due to uncollectibility, in an amount which represents the Company’s best estimate of the amount of probable credits losses in the Company’s existing trade accounts receivable.

Accrued warranty expenses
To provide for future repairs during warranty periods, estimated repair expenses, etc. over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales.

Accrued pension and severance costs
The Company provides for employees’ retirement, severance and pension costs in accrued amounts based on the projected benefit obligations and the fair value of plan assets as of the end of this consolidated fiscal year.   Prior service benefit and cost, and actuarial gain and loss recognized in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees.

(viii)	Translation of foreign financial statements

In financial statements of foreign subsidiaries utilizing local currencies as a functional currency, assets and liabilities are translated at rates of exchange prevailing at the end of the fiscal year, profits and expenses are translated at average rates of exchange in effect during the year, and foreign currency translation adjustments resulting from the above translation of items are included as other accumulated comprehensive income (loss).  In financial statements for foreign subsidiaries utilizing Japanese Yen as the functional currency, the items are remeasured into Japanese Yen, and any currency translation adjustments resulting from the above translation of items are included as “Other profits (expenses)” realized during the period in which the items were remeasured.

(ix)	Implementation of a Consolidated Tax System

The Company has implemented a consolidated tax system.

2.	Notes to accounting changes

In June 2011, the FASB amended the accounting guidance for the presentation of comprehensive income. This new guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and provides the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB deferred the effective date for presentation of reclassifications out of accumulated other comprehensive income. The guidance was adopted by Advantest in the first quarter beginning April 1, 2012. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In September 2011, the FASB amended the accounting guidance for testing goodwill for impairment. This new guidance gives entities the option to perform the two-step process only if they first perform a qualitative assessment and conclude that it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. The guidance was adopted by Advantest in the first quarter beginning April 1, 2012. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

3.	Notes to change in method of presentation
(Consolidated Balance Sheets)
As the amount of “Income tax payable,” which was formerly included under “Other” in “Current Liabilities” for the previous consolidated fiscal year, has increased in significance, it is presented as a separate item from this consolidated fiscal year.

4.	Notes to Consolidated Balance Sheets

(1)	Allowance for doubtful accounts: ¥200 million

(2)	Accumulated depreciation on property, plant and equipment: ¥43,869 million

5.	Notes to Consolidated Statements of Stockholders’ Equity

(1)	Total number of issued shares as of March 31, 2013

Common stock                  199,566,770 shares

(2)	Distribution of surplus

(i)	Amount of distribution

Resolution	Class of shares	Aggregate amount of distribution	Amount of distribution per share	Record date	Effective date
Resolution at the meeting of the Board of Directors held on May 30, 2012	Common stock	¥1,733 million	¥10	March 31, 2012	June 4, 2012
Resolution at the meeting of the Board of Directors held on October 25, 2012	Common stock	¥1,735 million	¥10	September 30, 2012	December 3, 2012

(ii)	Distribution with a record date in fiscal year 2012 and an effective date in fiscal year 2013

Resolution	Class of shares	Source of distribution	Aggregate amount of distribution	Amount of distribution per share	Record date	Effective date
Resolution at the meeting of the Board of Directors held on May 30, 2013	Common stock	Retained earnings	¥1,738 million	¥10	March 31, 2013	June 4, 2013

(3)	Stock acquisition rights outstanding as of March 31, 2013

(Excluding stock acquisition rights for which the exercise period has not begun)
Pursuant to the resolution adopted at the meeting of the Board of Directors of June 25, 2009
Common stock           328,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of June 24, 2010
Common stock           298,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of June 24, 2011
Common stock           984,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of July 4, 2011
Common stock           1,389,699 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of July 27, 2011
Common stock           223,000 shares

6.	Notes to Financial Products

(1)	Financial Products

The Advantest group limits its fund management to short-term instruments including deposits at financial institutions with high credit ratings.  Credit risk of trade notes receivable and accounts receivable pertaining to customers are minimized through credit administration standards.
Advantest’s investment securities mainly consist of stock.  Advantest keeps track of fair market value of its listed stock on a quarterly basis, and reviews its non-listed stock regularly to determine whether such stock needs to be impaired.  In addition, Advantest annually reviews its securities, including the stock it owns, to determine whether Advantest should continuously hold such securities.   Furthermore, Advantest will not make any speculative derivative transactions other than to conduct derivative exchange rate transactions in order to cope with actual demand risks, pursuant to its fund management guidelines with high credit rating financial institutions.

(2)	Market Value of Financial Products

The following table shows Advantest’s consolidated balance sheet amounts, market value and the difference between such balance sheet amount and market value as of March 31, 2013.  Market values of cash and cash equivalents, trade receivables-net and trade accounts payable are excluded as such are almost the same as the consolidated balance sheet amounts.

(unit: million yen)
	Consolidated balance sheet amount (*)	Market value (*)	Difference
(1) Investment securities
Available-for-sale securities	5,455	5,455	—
(2) Exchange forward contracts, etc. Asset Liability	16 (0)	16 (0)	— —
(3) Corporate Bonds	(25,000)	(25,026)	(26)

(*)	“( )” means such amount is recorded as a liability.

(Notes)	1.	Matters with respect to calculation method of market value of financial products and transactions of securities and derivatives

(1)	With respect to investment securities, those with fair value are presented with estimation, those that are listed on the stock exchanges are at market value.

(2)
Amount of exchange forward contracts is based on the amount calculated by the executing financial institution, and is included in “Other current assets (liabilities)” in the consolidated balance sheet.

(3)	Amount of corporate bond is based on the published market value.

2.
Non-listed stock (¥468 million of consolidated balance sheet amount) is not included in “(1) Investment securities” above, as such stock has no market value and estimation of fair value is not practical.

7.	Notes to per share information
Net assets per share:	¥812.70
Basic net income per share:	(¥22.03)
8.	Notes to significant subsequent events
Not applicable.

9.	Other notes
Amounts less than one million yen are rounded.

Balance Sheets (Non-Consolidated)

(As of March 31, 2013)

(Unit: million yen)
Items	FY2012	FY2011 (reference)	Items	FY2012	FY2011 (reference)
Assets			Liabilities
Current assets	51,295	57,662	Current liabilities	29,525	55,514
Cash and deposits	9,372	15,568	Trade accounts payable	6,506	11,479
Trade notes receivables	324	46	Short term debt	14,099	25,000
Electronically recorded monetary claims	2,024	―	Other accounts payable	348	9,628
Accounts receivable	12,923	18,711	Accrued expenses	5,822	6,410
Securities	3,300	―	Income tax payable	1	39
Merchandises and finished	2,840	3,432	Accrued warranty expenses	1,396	1,907
goods			Bonus accrual for directors	73	115
Work in progress	10,717	10,819	Other	1,280	936
Raw materials and supplies	7,143	4,640	Noncurrent liabilities	35,595	9,647
Refundable income taxes	50	138	Corporate bonds	25,000	―
Other	2,602	4,696	Allowance for retirement benefits	9,141	8,408
Allowance for doubtful accounts	(0)	(388)	Deferred tax liabilities	787	604
Noncurrent assets	139,747	134,912	Asset retirement obligations	80	61
Property, plant and equipment	26,706	26,248	Other	587	574
Buildings	8,512	8,816	Total liabilities	65,120	65,161
Structures	359	392	Net assets
Machinery and equipment	2,137	1,500	Stockholders’ equity	122,253	124,154
Vehicles and delivery	18	12	Common stock	32,363	32,363
equipment			Capital surplus	32,973	32,973
Tools and furniture	1,556	1,324	Capital reserve	32,973	32,973
Land	14,099	14,147	Retained earnings	154,537	158,416
Construction in progress	25	57	Legal reserve	3,083	3,083
Intangible fixed assets	985	741	Other retained earnings	151,454	155,333
Software	514	495	[Reserve for losses in foreign	[27,062]	[27,062]
Other	471	246	investments]
Investments and other assets	112,056	107,923	[General reserve]	[146,880]	[146,880]
Investment securities	5,315	5,188	[Retained earnings (accumulated	[(22,488)]	[(18,609)]
Investment in affiliated	105,145	101,332	loss)]
companies			Treasury stock	(97,620)	(99,598)
Long-term loans receivable	268	260	Difference of appreciation and	1,412	1,087
Other	1,437	1,143	conversion
Allowance for doubtful	(109)	―	Net unrealized gains on securities	1,412	1,087
accounts			Stock acquisition rights	2,257	2,172
			Total net assets	125,922	127,413
Total assets	191,042	192,574	Total liabilities and net assets	191,042	192,574

Statements of Operations (Non-Consolidated)

(From April 1, 2012 to March 31, 2013)

		(unit: million yen)
Items	FY2012	FY2011 (reference)
Net sales	63,720	99,054
Cost of sales	37,647	55,001
Gross profit	26,073	44,053
Selling, general and administrative expenses	46,147	44,150
Operating income (loss)	(20,074)	(97)
Non-operating income
Interest and dividends income	21,244	9,223
Other	1,395	892
Non-operating expenses
Interest expenses	158	132
Other	2,190	4,838
Ordinary income	217	5,048
Extraordinary income
Gain on reversal of subscription rights to shares	435	746
Liquidation profit from affiliated company	―	647
Extraordinary loss
Retirement benefit costs	―	1,479
Impairment loss	48	920
Income before income taxes	604	4,042
Income taxes – current	(156)	(143)
Income taxes – deferred	4	8
Net income	756	4,177

Statements of Changes in Net Assets

(From April 1, 2012 to March 31, 2013)

(unit: million yen)
	FY2012	FY2011 (reference)
Stockholders’ Equity
Common stock
Balance at beginning of year	32,363	32,363
Changes in the year
Total changes in the year	-	-
Balance at end of year	32,363	32,363
Capital surplus
Capital reserve
Balance at beginning of year	32,973	32,973
Changes in the year
Total changes in the year	-	-
Balance at end of year	32,973	32,973
Retained earnings
Legal reserve
Balance at beginning of year	3,083	3,083
Changes in the year
Total changes in the year	-	-
Balance at end of year	3,083	3,083
Other retained earnings
Reserve for losses in foreign investments
Balance at beginning of year	27,062	27,062
Changes in the year
Total changes in the year	-	-
Balance at end of year	27,062	27,062
General reserve
Balance at beginning of year	146,880	146,880
Changes in the year
Total changes in the year	-	-
Balance at end of year	146,880	146,880
Retained earnings (accumulated loss)
Balance at beginning of year	(18,609)	(21,053)
Changes in the year
Dividends from retained earnings	(3,468)	(1,733)
Net income	756	4,177
Sale of treasury stock	(1,167)	(0)
Total changes in the year	(3,879)	2,444
Balance at end of year	(22,488)	(18,609)
Treasury stock
Balance at beginning of year	(99,598)	(99,598)
Changes in the year
Purchases of treasury stock	(1)	(1)
Sale of treasury stock	1,979	1
Total changes in the year	1,978	0
Balance at end of year	(97,620)	(99,598)
Total stockholders’ equity
Balance at beginning of year	124,154	121,710
Changes in the year
Dividends from retained earnings	(3,468)	(1,733)
Net income	756	4,177
Purchases of treasury stock	(1)	(1)
Sale of treasury stock	812	1
Total changes in the year	(1,901)	2,444
Balance at end of year	122,253	124,154

	FY2012	FY2011 (reference)
Difference of appreciation and conversion
Net unrealized gains on securities
Balance at beginning of year	1,087	779
Changes in the year
Changes of items other than stockholders’ equity, net	325	308
Total changes in the year	325	308
Balance at end of year	1,412	1,087
Stock acquisition rights
Balance at beginning of year	2,172	1,266
Changes in the year
Changes of items other than stockholders’ equity, net	85	906
Total changes in the year	85	906
Balance at end of year	2,257	2,172
Total net assets
Balance at beginning of year	127,413	123,755
Changes in the year
Dividends from retained earnings	(3,468)	(1,733)
Net income	756	4,177
Purchases of treasury stock	(1)	(1)
Sale of treasury stock	812	1
Changes of items other than stockholders’ equity, net	410	1,214
Total changes in the year	(1,491)	3,658
Balance at end of year	125,922	127,413

Notes to Non-Consolidated Financial Statements

1.	Notes to significant accounting policies
(1)	Valuation of securities
(i)	Investments in subsidiaries and equity method affiliates: Stated at cost using the moving average method
(ii)	Other securities
(a)	Securities with quoted value
Stated at fair value based on market prices at the end of the relevant period (evaluation difference is accounted for as a component of stockholders’ equity; cost of other securities sold is determined using the moving average method)
(b)	Securities not practicable to estimate fair value
Stated at cost using the moving average method

(2)	Valuation of inventories
Stated principally at cost using the gross average method (balance sheet value of assets are calculated using a method in which book values are written down in accordance with decreased profitability)

(3)	Depreciation and amortization of noncurrent assets
(i)	Depreciation of plant and equipment (excluding lease assets)
Based on the straight-line method
(ii)	Amortization of intangible fixed assets (excluding lease assets)
Based on the straight-line method
However, software for internal use is amortized using the straight-line method over its estimated useful life of 5 years.

(4)	Allowances
(i)	Allowance for doubtful accounts
To prepare for credit losses on accounts receivable and loans, etc., an allowance equal to the estimated amount of uncollectible receivables is provided for general receivables based on a historical write-off ratio and for bad receivables based on a case-by-case determination of collectibility.
(ii)	Accrued warranty expenses
To reasonably account for repair costs covered under product warranty in the respective periods in which they arise, the allowance for a given year is provided in an amount determined based on the ratio of repair costs in that year to net sales in the preceding year.
(iii)	Bonus accrual for directors
In preparation for the payment of bonuses to directors and corporate auditors, of the total amount expected to be paid, an estimated amount for fiscal year 2012 is reported.
(iv)	Allowance for retirement benefits
To provide for employee retirement benefits, an allowance is provided in an amount determined based on the estimated retirement benefit obligations and pension assets at the end of the fiscal year.
Past service liabilities are amortized on a straight-line basis over the average remaining years of service of employees.
Any actuarial gains and losses are amortized on a straight-line basis over the average remaining years of service of employees, and the amount is recorded in the fiscal year subsequent to its occurrence.

(5)	Accounting for consumption taxes
Consumption taxes are accounted using the net-of-tax method.

2.	Notes to balance sheets

(1)	Accumulated depreciation on property, plant and equipment (including accumulated impairment losses):	¥60,739 million
(2)	Short-term receivables from affiliates:	¥9,937 million
	Long-term receivables from affiliates:	¥250 million
	Short-term payables to affiliates:	¥17,674 million

3.	Notes to statements of operations
Transactions with affiliated companies
Sales:	¥40,971 million
Purchases:	¥17,394 million
Non-operating transactions:	¥23,226 million

4.	Notes to Statements of Changes in Net Assets
Total number of treasury shares as of March 31, 2013
Common stock                    25,773,688 shares

5.	Notes to tax effect accounting
Breakdown by major causes of deferred tax assets and deferred tax liabilities

Deferred tax assets	(Unit: million yen)
Appraised value of inventories	2,067
Research and development expenses	2,470
Allowance for retirement benefits	3,293
Impairment loss	1,792
Loss carried forward	34,037
Tax credits primarily for research
and development costs	7,732
Other	3,519
Subtotal of deferred tax assets	54,910
Valuation allowance	(54,910)
Total of deferred tax assets	-
Deferred tax liabilities
Valuation difference in other securities	(774)
Other	(13)
Total of deferred tax liabilities	(787)
Net deferred tax liabilities	(787)

6.	Notes to transactions with related parties

(1)	Parent company and major corporate shareholders
Not applicable.

(2)	Officers and major individual investors
Not applicable.

(3)	Subsidiaries

Company name	Address	Common stock	Principal Activities	Percentage of Voting Rights	Description of relationships		Details of transactions	Amount of transactions	Items	Balance at fiscal year end
					Officer of subsidiaries temporarily transferred from the Company	Business relationship
Advantest Finance Inc.	Chiyoda-ku, Tokyo	¥1,000 million	Leasing of test systems, etc. and sales of used products	100.0%	Yes	Leasing of the Company’s products and sales of used products	Leasing	¥524 million	Accrued expenses	¥140 million
Advantest America, Inc.	California, U.S.A.	4,059 thousand USD	Development and sale of test systems, etc.	100.0%	Yes	Development and sale of the Company’s products	Sales	¥21,639 million	Accounts receivable	¥2,571 million
Advantest Europe GmbH	Munich, Germany	10,793 thousand Euros	Development and sale of test systems, etc.	100.0%	Yes	Development and sales of the Company’s products	Loans	¥4,699 million	Short-term loans receivable	¥4,829 million
Advantest Taiwan Inc.	Hsin-Chu Hsien, Taiwan	760,000 thousand New Taiwan Dollars	Sale of test systems, etc.	100.0%	Yes	Sale of the Company’s products	Sales	¥12,048 million	Accounts receivable	¥3,817 million
Advantest (Singapore) Pte. Ltd.	Singapore	15,300 thousand Singapore Dollars	Sale of test systems, etc.	100.0%	Yes	Sale of the Company’s products	Receipt of dividends	¥19,530 million	-	-
							Loans	¥9,574 million	Short-term loans receivable	¥9,270 million

1.	Terms and conditions of transactions and determination of policies thereof
With respect to sales, the price is determined by referring to the market price, among others.
With respect to loans, the rate is determined by taking the market interest rate into consideration.
2.	Amount of transactions of loans are stated at the average balance for the fiscal year.

7.	Notes to per share information
Net assets per share:	¥711.56
Net profit per share:	¥4.36

8.	Notes to significant subsequent events
Not applicable.

9.	Other notes
Amounts less than one million yen are rounded.

Copy of Report of Independent Auditors (Consolidated)

Report of Independent Auditors

  May 15, 2013

The Board of Directors Advantest Corporation:

Ernst & Young ShinNihon LLC

Kiyomi Nakayama Certified Public Accountant Designated and Engagement Partner

Makoto Usui Certified Public Accountant Designated and Engagement Partner

Takuya Tanaka Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 444, Paragraph 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of operation, the consolidated statement of comprehensive income (loss), the consolidated statement of stockholders’ equity and the notes to the consolidated financial statements of Advantest Corporation (the “Company”) applicable to the fiscal year from April 1, 2012 through March 31, 2013.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the second sentence of Article 120-2, Paragraph 1 of the Ordinance on Accounting of Companies, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the second sentence of Article 120-2, Paragraph 1 of the Ordinance on Accounting of Companies referred to above present fairly, in all material respects, the financial position and results of operations of the Company and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2013.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of the Company, prepared in Japanese, for the year ended March 31, 2013. Ernst & Young ShinNihon LLC have not audited the English language version of the consolidated financial statements for the above-mentioned year.

Copy of Report of Independent Auditors

Report of Independent Auditors

  May 15, 2013

The Board of Directors Advantest Corporation:

Ernst & Young ShinNihon LLC

Kiyomi Nakayama Certified Public Accountant Designated and Engagement Partner

Makoto Usui Certified Public Accountant Designated and Engagement Partner

Takuya Tanaka Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 436, Paragraph 2, Item 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of operation, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Advantest Corporation (the “Company”) applicable to the 71st fiscal year from April 1, 2012 through March 31, 2013.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedule.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of the Company, applicable to the fiscal year ended March 31, 2013 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of the Company, prepared in Japanese, for the year ended March 31, 2013. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned year.

Copy of Board of Corporate Auditors’ Audit Report

Audit Report

This Audit Report was prepared by the Board of Corporate Auditors of Advantest Corporation (the “Company”) after deliberation, based on audit reports prepared by each Corporate Auditor with respect to the methods and results of audit concerning the performance of each Director of his/her respective duties during the 71st fiscal year (from April 1, 2012 to March 31, 2013).  We hereby report as follows.

1.     Methods of Audit by Corporate Auditors and the Board of Corporate Auditors, and its contents

In addition to establishing audit policies and audit plans for the fiscal year, and receiving reports from each Corporate Auditor on the implementation status and results of the audit, the Board of Corporate Auditors received reports from Directors and Independent Auditors on the performance of their duties and requested further explanations as deemed necessary.

In compliance with the rules of audit of Corporate Auditors established by the Board of Corporate Auditors, pursuant to the audit policies and audit plans, each Corporate Auditor communicated with Directors, Executive Officers as well as other employees such as members of the Audit Office in order to collect information, and improve the auditing system, attended meetings of the Board of Directors and other important meetings, received reports from Directors, Executive Officers and employees on the performance of their duties, requested further explanations as deemed necessary, reviewed important approval-granting documents, and inspected the state of business operations and assets at the head office and other important branch offices.

In addition, to ensure that there is a system where the Directors duties contained in the Company’s business report are in accordance with applicable law and the Company’s articles of incorporation, and to ensure proper business operations for a corporation are met, we have received periodical reports from the Company’s Directors, Executive Officers, employees and others, regarding the content of the resolutions of the Board of Directors pursuant to Article 100, Paragraphs 1 and 3 of the Regulations for the Enforcement of the Companies Act and the system formed pursuant to such resolution (Internal Control System) and have requested explanations as necessary, and have expressed our opinion. With respect to subsidiaries, we communicated with and exchanged information with Directors and Corporate Auditors of the subsidiaries and received business reports from subsidiaries including the integration status with Verigy Ltd., as deemed necessary.

Based on the above methods, we reviewed the business report for the fiscal year and the related supplementary schedules.

In addition, we monitored and reviewed whether the Independent Auditors maintained their independent positions and conducted the audit properly, received reports from the Independent Auditors on the performance of their duties, and requested further explanations as deemed necessary.  Furthermore, we were informed by the Independent Auditor that they are establishing a “System to ensure the appropriate performance of duties” (Syokumu no Suikou ga Tekisei ni Okonawareru Koto o Kakuho Suru Tameno Taisei) (Matters as defined in each Item of Article 131 of the Company Accounting Regulations) pursuant to “Quality control standards of audit” (Kansa ni Kansuru Hinshitsu Kanri Kijyun)  (the Business Accounting Counsel, October 28, 2005), and requested their explanations as deemed necessary.

Based on the above methods, we reviewed the financial statements (the balance sheets, statements of operations, statements of changes in net assets, notes to non-consolidated financial statements) as well as the related supplementary schedules and the consolidated financial statements for the 71st fiscal year (the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of stockholders’ equity, and notes to consolidated financial statements).

2.	Results of Audit

(1)	Results of audit of the business report and other documents

(i)
The business report and the related supplementary schedules of the Company accurately present the financial conditions of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.

(ii)	No irregularity or violation of applicable laws or regulations or the Articles of Incorporation of the Company was found with respect to the activities of the Directors.

(iii)
The contents of the resolutions of the meeting of the Board of Directors with respect to the internal control system are appropriate.  In addition, there are no matters to be pointed out regarding the entries in the business report and the performance of duties of Directors with respect to the internal control system.

(2)	Results of audit of the financial statements and the related supplementary schedules

The methods and results of audit performed by Ernst & Young ShinNihon LLC, the independent auditor of the Company, are appropriate.

(3)	Results of audit of the consolidated financial statements

The methods and results of audit performed by Ernst & Young ShinNihon LLC, the independent auditor of the Company, are appropriate.

May 22, 2013

Board of Corporate Auditors of Advantest Corporation

Yuichi Kurita Standing Corporate Auditor

Akira Hatakeyama Standing Corporate Auditor

Megumi Yamamuro Outside Corporate Auditor

Masamichi Ogura Outside Corporate Auditor

Memorandum to Shareholders

Fiscal Year:	Starting from April 1 of each year and ending on March 31 of the following year
Ordinary general meeting of shareholders:	June of each year
Date of decision on shareholders of record qualified to	attend ordinary general meeting of shareholders: March 31 of each year receive dividends: March 31 of each year
receive interim dividends: September 30 of each year
Number of shares comprising one unit:	100 shares
Share registration agent:	Mitsubishi UFJ Trust and Banking Corporation
Contact information of the aforementioned agent	Corporate Agency Division, Mitsubishi UFJ Trust and Banking Corporation 7-10-11, Higashi-suna, Koto-ku, Tokyo 137-8081 Toll free number: 0120-232-711
Method for public notice:
Public notices will be posted on the Company’s website (http://www.advantest.co.jp/investors/).
However, in case of accidents or other inevitable circumstances that prevent the Company from posting public notices on such Company’s website, public notices will be published in the Nihon Keizai Shimbun.

(Notice)

1.
Please inform the securities firm at which you hold an account of changes of address, demands for sales and purchases of fractional shares or other various services.   Share registration agent (Mitsubishi UFJ Trust and Banking Corporation) is not able to provide such services.

2.	For various services in connection with those shares that are recorded in the special account, please contact the firm responsible for administering such special account described below.

3.	Unpaid dividends shall be paid at the head office or any branch office of Mitsubishi UFJ Trust and Banking Corporation.

The firm responsible for administering special account:	Tokyo Securities Transfer Agent Co., Ltd.
Contact information of the aforementioned firm	Business Center, Tokyo Securities Transfer Agent Co., Ltd. 2-8-4, Izumi, Suginami-ku, Tokyo 168-8522 Toll free number: 0120-49-7009